SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

January 11, 2007

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Karen J. Garnett, Esq.

VIA FACSIMILE and MAIL: 202-772-9209

Re: Hotel Outsource Management International, Inc.
Amendment No. 2 to Form SB-2
Registration No. 333-135978

Dear Ms. Garnett:

We are in receipt of your letter dated January 10, 2007, and would like to respond as follows:

Risk Factors, Page 7

The Company may have violated Section 5 of the Securities Act of 1933, page 8

1.
We have included disclosure stating that the Company may be subject to contingent rescission liability from those investors who participated in the Private Placement and have noted the amount of that potential liability.

Consolidated Financial Statements

2.
The Company confirms that it has consulted with its independent registered accounting firm regarding the accounting of this matter under SFAS 5 and it was determined that no additional disclosure was necessary in the financial statements or the footnotes thereof.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein